SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 7, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - BOROUGH OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 011	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - BOROUGH OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 3388-8247	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER				PRIOR QUARTER
1 - BEGINNING	2 - END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01/01/2005	12/31/2005	1	01/01/2005	03/31/2005	4	10/01/2004	12/31/2004
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 755.400.708-44

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 03/31/2005	2 - PRIOR QUARTER 12/31/2004	3 - SAME QUARTER PRIOR YEAR 03/31/2004
Paid-up Capital
1 - Common	28,479,577	28,479,577	28,479,577
2 - Preferred	0	0	0
3 - Total	28,479,577	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 116 – Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water catchment, treatment and distribution; Sewage collection and treatment
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - AMOUNT	5 – PAYMENT BEGINNING	6 – TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/28/2005	Interest on net equity		ON	0.0013413120
02	RCA	02/26/2004	Interest on net equity	06/29/2005	ON	0.0013800000
03	RCA	12/16/2004	Interest on net equity	06/29/2005	ON	0.0030000000
04	RCA	01/13/2005	Interest on net equity	06/29/2005	ON	0.0009900000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand reais)	4 - AMOUNT OF THE CHANGE (In thousand reais)	5 – NATURE OF THE CHANGE	7 - NUMBER OF HARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 05/16/2005	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (In Thousand Reais)

1 – Code	2 – Description	3– 03/31/2005	4– 12/31/2004
1	Total assets	17,265,341	16,783,808
1.01	Current assets	1,711,142	1,229,790
1.01.01	Cash	452,222	105,557
1.01.01.01	Cash and cash equivalents	450,669	105,021
1.01.01.02	Other cash equivalents	1,553	536
1.01.02	Credits	1,041,174	949,792
1.01.02.01	Customers, net	1,041,174	949,792
1.01.03	Inventories	24,540	29,604
1.01.03.01	Operating storeroom	24,540	29,604
1.01.04	Other	193,206	144,837
1.01.04.01	Accounts receivable from shareholders	115,722	81,334
1.01.04.02	Recoverable taxes and contributions	2,534	232
1.01.04.03	Taxes and contributions	30,321	30,215
1.01.04.04	Other accounts receivable	44,629	33,056
1.02	Long term assets	1,503,464	1,468,899
1.02.01	Sundry credits	1,503,464	1,468,899
1.02.01.01	Customers, net	287,717	278,060
1.02.01.02	Compensation for concession termination	148,794	148,794
1.02.01.03	Judicial deposits	16,168	16,189
1.02.01.04	Accounts receivable from shareholders	754,403	740,609
1.02.01.05	Taxes and contributions	267,512	257,271
1.02.01.06	Other accounts receivable	28,870	27,976
1.02.02	Receivables from related companies	0	0
1.02.02.01	From associated companies	0	0
1.02.02.02	From controlled companies	0	0
1.02.02.03	From other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	14,050,735	14,085,119
1.03.01	Investments	5,100	5,100
1.03.01.01	Interest in associated companies	0	0
1.03.01.02	Interest in controlled companies	0	0
1.03.01.03	Other investments	5,100	5,100
1.03.01.03.01	Shares in other companies	669	669
1.03.01.03.02	Shares in other companies with tax incentive	4,409	4,409
1.03.01.03.03	Compulsory deposits - Eletrobrás	22	22
1.03.02	Fixed assets	14,008,471	14,040,922
1.03.02.01	Property, plant and equipment	12,151,435	12,214,204
1.03.02.02	Work in progress	1,857,036	1,826,718
1.03.03	Deferred assets	37,164	39,097
1.03.03.01	Organization and reorganization expenses	37,164	39,097

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 03/31/2005	4 – 12/31/2004
2	Total liabilities	17,265,341	16,783,808
2.01	Current liabilities	2,176,499	2,100,889
2.01.01	Loans and financing	1,219,342	1,193,843
2.01.02	Debentures	313,011	302,967
2.01.02.01	4th issue debentures	100,001	100,001
2.01.02.02	5th issue debentures	149,052	148,377
2.01.02.03	Interest on debentures	63,958	54,589
2.01.03	Suppliers	35,899	51,578
2.01.04	Taxes, fees and contributions	111,961	115,119
2.01.04.01	Paes Program	37,083	36,311
2.01.04.02	Cofins and Pasep	36,792	29,232
2.01.04.03	Corporate Income Tax	15,031	21,162
2.01.04.04	Social contribution	3,910	7,080
2.01.04.05	I.N.S.S. (Social Security)	15,182	15,531
2.01.04.06	Other	3,963	5,803
2.01.05	Dividends payable	0	0
2.01.06	Provisions	30,684	30,373
2.01.06.01	Finsocial	7,872	7,872
2.01.06.02	For Civil contingencies	976	976
2.01.06.03	For Suppliers contingencies	10,688	10,625
2.01.06.04	For Customers contingencies	11,148	10,900
2.01.07	Debt with related companies	0	0
2.01.08	Other	465,602	407,009
2.01.08.01	Salaries and payroll charges	132,158	107,228
2.01.08.02	Services	71,116	73,548
2.01.08.03	Interest on net equity payable	179,751	144,078
2.01.08.04	Taxes and contributions	70,745	71,902
2.01.08.05	Amounts refundable	8,078	6,200
2.01.08.06	Other liabilities	3,754	4,053
2.02	Long-term liabilities	7,022,078	6,731,331
2.02.01	Loans and financing	4,511,787	4,547,398
2.02.02	Debentures	1,289,425	1,006,445
2.02.02.01	4th issue debentures	74,998	99,998
2.02.02.02	5th issue debentures	298,105	296,754
2.02.02.03	6th issue debentures	615,510	609,693
2.02.02.04	7th issue debentures	300,812	0
2.02.03	Provisions	491,256	460,231
2.02.03.01	Provision for labor indemnities	26,859	25,854
2.02.03.02	Civil	41,600	33,614
2.02.03.03	Social security charges	7,493	7,400

02.02 – BALANCE SHEET - LIABILITIES (In Thousand Reais)

1 – Code	2 – Description	3 – 03/31/2005	4 – 12/31/2004
2.02.03.04	Suppliers	171,997	163,729
2.02.03.05	Customers	218,532	208,142
2.02.03.06	Environmental	21,128	17,884
2.02.03.07	Other	3,647	3,608
2.02.04	Debts with related companies	0	0
2.02.05	Others	729,610	717,257
2.02.05.01	Taxes and contributions	130,971	130,055
2.02.05.02	Paes Program	268,861	272,338
2.02.05.03	Social security liabilities	235,963	222,176
2.02.05.04	Amounts refundable	64,266	64,266
2.02.05.05	Other accounts payable	29,549	28,422
2.03	Deferred income	0	0
2.05	Shareholders’ equity	8,066,764	7,951,588
2.05.01	Paid-in capital	3,403,688	3,403,688
2.05.02	Capital reserves	67,297	65,291
2.05.02.01	Support for projects reserve	51,517	49,511
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,596,914	2,619,220
2.05.03.01	Own assets	2,596,914	2,619,220
2.05.03.02	Controlled/associated companies	0	0
2.05.04	Profit reserves	1,863,389	1,863,389
2.05.04.01	Legal	171,991	171,991
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	1,691,398	1,691,398
2.05.04.07.01	Reserve for investments	1,691,398	1,691,398
2.05.05	Retained earnings/accumulated deficit	135,476	0

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 - Description	3 – 01/01/2005 to 03/31/2005	4 – 01/01/2005 to 03/31/2005	01/01/2004 to 03/31/2004	01/01/2004 to 03/31/2004
3.01	Gross sales and/or services revenues	1,252,008	1,252,008	1,138,816	1,138,816
3.01.01	Water supply – retail	652,077	652,077	588,826	588,826
3.01.02	Water supply – wholesale	57,730	57,730	53,377	53,377
3.01.03	Sewage collection and treatment	521,632	521,632	475,138	475,138
3.01.04	Other services rendered	20,569	20,569	21,475	21,475
3.02	Gross revenue deductions	(93,339)	(93,339)	(51,425)	(51,425)
3.02.01	Cofins	(76,689)	(76,689)	(38,271)	(38,271)
3.02.02	Pasep	(16,650)	(16,650)	(13,154)	(13,154)
3.03	Net sales and/or services revenues	1,158,669	1,158,669	1,087,391	1,087,391
3.04	Cost of sales and/or services	(557,305)	(557,305)	(536,408)	(536,408)
3.05	Gross profit	601,364	601,364	550,983	550,983
3.06	Operating expenses/income	(370,554)	(370,554)	(372,009)	(372,009)
3.06.01	Selling	(113,011)	(113,011)	(99,006)	(99,006)
3.06.02	General and administrative	(74,564)	(74,564)	(70,187)	(70,187)
3.06.03	Financial	(182,979)	(182,979)	(202,816)	(202,816)
3.06.03.01	Financial income	24,523	24,523	25,391	25,391
3.06.03.01.01	Financial income	24,523	24,523	24,626	24,626
3.06.03.01.02	Cofins/Pasep	0	0	765	765
3.06.03.02	Financial expenses	(207,502)	(207,502)	(228,207)	(228,207)
3.06.03.02.01	Financial expenses	(207,502)	(207,502)	(228,207)	(228,207)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings	0	0	0	0
3.07	Operating income	230,810	230,810	178,974	178,974

03.01 – INCOME STATEMENT (In Thousand Reais)

1 – Code	2 - Description	3 – 01/01/2005 to 03/31/2005	4 – 01/01/2005 to 03/31/2005	5 – 01/01/2004 to 03/31/2004	6 – 01/01/2004 to 03/31/2004
3.08	Non-operating income	(518)	(518)	(483)	(483)
3.08.01	Revenues	618	618	2,636	2,636
3.08.01.01	Revenues	836	836	2,755	2,755
3.08.01.02	Cofins / Pasep	(218)	(218)	(119)	(119)
3.08.02	Expenses	(1,136)	(1,136)	(3,119)	(3,119)
3.08.02.01	Loss on disposal of fixed assets	(884)	(884)	(2,966)	(2,966)
3.08.02.02	Other	(252)	(252)	(153)	(153)
3.09	Income before taxes/profit share	230,292	230,292	178,491	178,491
3.10	Provision for income tax and social contribution	(78,589)	(78,589)	(55,953)	(55,953)
3.10.01	Provision for income tax	(62,469)	(62,469)	(44,474)	(44,474)
3.10.02	Provision for social contribution	(16,120)	(16,120)	(11,479)	(11,479)
3.11	Deferred income tax	8,447	8,447	1,729	1,729
3.11.01	Deferred income tax	12,400	12,400	4,889	4,889
3.11.02	Deferred social contribution	(3,953)	(3,953)	(3,160)	(3,160)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Statutory profit share/contribution	(8,780)	(8,780)	(8,781)	(8,781)
3.12.01	Profit share	0	0	0	0
3.12.02	Contribution	(8,780)	(8,780)	(8,781)	(8,781)
3.12.02.01	Extraordinary item	(8,780)	(8,780)	(8,781)	(8,781)
3.13	Reversal of interest on net equity	0	0	0	0
3.15	Profit/loss for the period	151,370	151,370	115,486	115,486
	NUMBER OF SHARES, EX-TREASURY SHARES (Thou)	28,479,577	28,479,577	28,479,577	28,479,577
	PROFIT PER SHARE	0.00532	0.00532	0.00406	0.00406
	LOSS PER SHARE

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 – EXPLANATORY NOTES

Amounts in thousand reais

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, seventeen of which expire in 2005, 127 in 2006, 29 in 2007, 22 in 2008, 32 in 2009, 46 in 2010 and the remainder between 2011 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or the Company exercises the right to terminate the concession, through notification by either party, at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a significant population, the Company operates under a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil and with the Brazilian Securities Commission (CVM) regulations.

3. SIGNIFICANT ACCOUNTING PRACTICES

(a) Determination of results of operations

(i) Revenue from sales and services

Revenue for water and sewer services is recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed is recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

(ii) Financial income and expenses

Financial income and expense are primarily comprised of interest and monetary and exchange variations on loans and financing, and financial investments, calculated and reported on the accrual basis of accounting.

(iii) Income tax and social contribution taxes

Income tax and social contribution are recorded on an accrual basis. The provisions for income tax and deferred income tax on tax losses and on temporary differences are recorded at the baserate of 15% plus an additional of 10%. The provisions for social contribution on net income and deferred social contribution on tax losses and on temporary differences are recorded at the rate of 9%.

(iv) Other income and expenses

Other income and expenses are reported on an accrual basis.

(b) Financial investments

Financial investments are comprised mainly by Financial Investment Funds (FIF) and are stated at cost plus accrued interest.

(c) Allowance for doubtful accounts

The Company records an allowance for doubtful accounts for receivable balances in excess of R$ 5 and overdue for more than 360 days and in excess of R$ 30 and overdue for more than 360 days, which are under judicial collection proceedings. For accounts receivable balances under R$ 5 and overdue more than 180 days, such balances are written off through a direct charge to income.

(d) Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average aquisition cost or realization value, and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and are stated at the average acquisition cost.

(e) Other current assets and long-term receivables

Other current assets and long-term receivables are stated at the lower of acquisition cost or realization value, plus accrued interest, when applicable.

(f) Permanent assets

These are stated at adjusted cost up to December 31, 1995, and take the following into consideration:

Depreciation of property, plant and equipment is recorded using the straight-linemethod at the annual rates mentioned in Note 6.a.

The revaluation of property, plant and equipment items, carried out in two separate stages in 1990 and 1991, was based on an appraisal report issued by independent experts and is realized through depreciation, sale, and disposal of the respective assets, with a corresponding entry to “retained earnings”.

Interest charges on financings raised with third parties for construction in progress are capitalized as part of the cost of assets.

Deferred charges are amortized on the straight-line basis over five years as from the date when benefits start to be generated.

(g) Loans and financings

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expenses..

(h) Provision for vacation pay

The provision for vacation pay and respective payroll charges is accrued as earned.

(i) Provision for contingencies

Provisions for contingencies are recorded to cover eventual losses related to labor, tax, civil, commercial and other lawsuits, at administrative and court levels, which are considered by legal counsel to be probable and able to be estimated at March 31, 2005.

(j) Environmental expenditures

Expenditures relating to ongoing environmental programs are recorded as incurred. Ongoing programs are designed and performed with a view to minimize the environmental impact of the operations and to manage the environmental risks inherent to the activities. Provisions with respect to such costs are recorded at the time they are considered to be probable and able to be reasonably estimated.

(k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Deliberation 371 of December 13, 2000 determines the recognition of actuarial liabilities exceeding the fair value of the assets of the pension plans. Liabilities ascertained at December 31, 2001 have been recognized over a period of 5 years, as from fiscal year 2002.

(l) Other current liabilities and long-term liabilities

These are stated at their known or estimated amounts, including accrued charges and monetary and foreign exchange variations, when applicable.

(m) Interest on shareholder’s equity

This interest has been recorded in accordance with Law 9249/95, for tax deductibility purposes, being limited to the daily pro-rata variation of the Long-term Interest Rate (TJLP) and recorded in conformity with CVM Deliberation 207/96.

(n) Profit per thousand shares

Profit per thousand shares is calculated based on the number of shares outstanding at the balance sheet date.

(o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts or revenues and expenses for the reporting periods. Actual results could differ from those estimates.

4. CUSTOMERS ACCOUNTS RECEIVABLE

Receivables from customers (except agreements) do not include fines, interests or any charges on past-due balances, and are summarized as follows:

(a) Balance sheet balances

	Mar/05	Dec/04

Private customers
- General and special consumers (i) (ii)	764,605	680,844
- Agreements (iii)	101,779	119,027

	866,384	799,871
Government entities
- Local government	308,141	289,382
- Federal government	17,966	16,471
- Agreements (iii)	46,353	30,979

	372,460	336,832
Wholesale customers – municipal authorities (iv)
- Guarulhos	274,216	264,867
- Santo André	231,362	221,913
- Mauá	78,509	74,571
- Diadema	67,328	62,385
- Mogi das Cruzes	3,762	4,949
- São Caetano do Sul	2,402	3,559

	657,579	632,244

Unbilled amounts	226,943	218,545

Subtotal	2,123,366	1,987,492

Allowance for doubtful accounts	(794,475)	(759,640)

Total customers	1,328,891	1,227,852

Current assets	1,041,174	949,792
Long term assets (v)	287,717	278,060

	1,328,891	1,227,852

Receivables from private customers refer to:

(i)	General consumers – residential and small and medium-sized businesses.
(ii)	Special consumers – large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)
(iii)	Agreements – renegotiation of past-due balances into installments.
(iv)
Wholesale customers – municipal authorities – Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers. Water services provided to wholesale customers are as follows:

	1Q05	4Q04

Balance at beginning of period	632,244	585,433
Billings for services provided	57,730	57,087
Collections – current year services	(18,025)	(10,276)
Collections – prior year services	(14,370)	-
Balance at end of period	657,579	632,244

Current portion	8,489	11,179
Long term portion	649,090	621,065

(v)	Long-term receivables - Past-due and renegociatedbalances with customers and past-due receivables related to the wholesale of water to municipal authorities. It is stated net of the allowance for doubtful accounts in the amount of R$ 418,768 on March 31, 2005 (Dec/2004 – R$ 394,569).

(b) Customer accounts receivable aging summary

	Mar/05	Dec/04

Amounts currently due	605,430	568,789
Past due:
Up to 30 days	165,179	159,634
From 31 to 60 days	82,617	80,889
From 61 to 90 days	56,527	58,120
From 91 to 120 days	45,253	47,148
From 121 to 180 days	100,620	87,856
From 181 to 360 days	181,355	170,582
For more than 360 days	886,385	814,474

Total	2,123,366	1,987,492

(c) Allowance for doubtful accounts

(i) Changes in the allowance for doubtful accounts are as follows:

	1Q05	4Q04

Prior balance	759,640	767,192

Private-sector customers/government entities	10,636	(31,801)
Wholesale customers	24,199	24,249

Additions in the period, net	34,835	(7,552)

Current balance	794,475	759,640

Current	375,707	365,071
Long term	418,768	394,569

(ii) In the income

The Company recorded direct charges for probable losses in accounts receivable incurred in the first quarter of 2005, in the amount of R$ 45,862 (net of recoveries, of R$ 11,027 up to R$ 5 and R$ 34,835 over R$ 5), directly to the income for the period, in conformity with the guidelines of Law 9430/96, recorded as a reduction of selling expenses. These losses amounted to R$ 39.530 in the first quarter of 2004.

	1Q/05	1Q/04

Provisions (over R$5)	(37,290)	(30,184)
Recoveries (over R$5)	2,455	2,600
Written-off (less than or equal to R$5)	(31,261)	(22,880)
Recoveries (less than or equal to R$5)	20,234	10,934

Expenses	(45,862)	(39,530)

5. RELATED PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a) Receivables from the State Government

Outstanding balances for Receivables from the State Government are as follows:

	Mar/05	Dec/04

Current receivables:
Water and sewage services (i)	69,078	48,478
Gesp Agreement	46,644	32,856

Total current receivables	115,722	81,334

Long term receivables:
Gesp Agreement	262,413	269,803
Reimbursement for pension benefits paid (ii)	597,510	576,326

Gross long-term receivable from the shareholder	859,923	846,129
Less amounts payable to the shareholder – interest on net equity	(105,520)	(105,520)

Total long term receivables, net	754,403	740,609
Water and sewage services rendered	272,615	245,617
Reimbursement for pension benefits	597,510	576,326

Gross revenue from sales and services	1Q05	1Q04

Water sale	35,691	37,346
Sewage services	27,331	28,173
Amounts received	(42,422)	(23,445)

The Company does not record an allowance for doubtful accounts for any amounts due from the State Government or entities controlled by the State Government, since it does not expect losses on such receivables.

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below.

(ii) Reimbursement for pensions and benefits paid

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company on behalf of the State Government to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, and do not bear interests. The budget proposal of the State of São Paulo Government, as approved by the State House of Representatives, includes funds referring to such obligation.

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State Government (“GESP Agreement”), under which the State Government acknowledged a debt, among others, for services rendered by the Company of water supply and sewage collection to agencies, independent entities and foundations owned by the State Government, totaling R$358,207 on that date, representing services rendered until December 01, 2001, having further agreed to pay the amounts due. Additionally, the State Government acknowledged and agreed to pay amounts owed to the Company in connection with supplemental retirement and pension benefits paid by the Company, on its behalf, in the amount of R$ 320,623 on that date.

The GESP Agreement sets forth that the Water and Electric Power Department – DAEE will transfer, as partial payment to the Company, the title to the Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and the amount of such assets will reduce the amounts owed to the Company. The asset value of these reservoirs was ascertained based on the arithmetic average of independent evaluations carried out by CPOS – Companhia de Obras e Serviços (a state-owned building company selected by the State Government) and by ENGEVAL – Engenharia de Avaliação (an independent appraisal company selected by the Company). The payment of the amounts owed in excess to the fair market value of the reservoirs, as agreed upon between the parties, shall be effected by the State of São Paulo Government in 114 monthly successive installments, monthly adjusted by the IGP-M index, added by interests of 6% per annum, beginning from the maturity date of the first installment. Under the terms of the Agreement, the first original payment should have been effected in July 2002, however it was postponed because the parties did not reach an agreement as for the fair value of the reservoirs and the audit and specific analysis of the amounts due ascertained by the experts appointed by the State Government were not concluded. The arithmetic average of the market value of the reservoirs at June 30, 2002 was R$300,880, based on the discounted cash flow, reflecting the Company’s investments in such reservoirs.

Additionally, pursuant to the memorandum of understanding and the GESP Agreement, the State Government may, in certain circumstances, authorize the Company to use dividends, including interests on net equity stated by the Company and any other obligation payable to the State Government, for offsetting against accounts receivable for services of water supply and sewage collection rendered to the State Government or to its controlled companies.

Based on official letter no. 53/2005, the Council for Defense of the State Capitals – CODEC, dated March 21, 2005, renegotiations between the Company and the State Government have been resumed with a view to obtain the settlement of the debt relating to the supplementary retirement and pension benefits, under the terms set forth in the GESP agreement, including amounts overdue after November 2001. These renegotiations must be restated in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain FIPECAFI to calculate the amounts actually reimbursable by the State Government, taking into consideration the legal advice provided by the State Attorneys’ Office.

Once the debt amount is calculated and the monetary adjustment criterion is determined, Sabesp will be entitled to take the applicable actions with the DAEE in order to obtain the ownership rights over the Alto Tietê System reservoirs, since no court hindrance exists, having in regard that the State has timely filed an appeal against the judgment rendered in the civil public action and was granted suspension of the effects thereof.

The referred second addendum must provide for the criteria for monthly recovery of future amounts to be disbursed by Sabesp.
Since these renegotiations are at their initial stage, it is not possible to ascertain the net effects over the balance sheet arising from such renegotiation. The management does not estimate that it will incur significant net losses relating to the differences ascertained between the amounts deemed to be reimbursable by the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment as described below (iv).

(iv) First Amendment to the GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, of R$581,779, and the Company acknowledged amounts due to the State Government with respect to interests on shareholder’s equity in the amount of R$518,732.

The Company and the State Government have agreed to the reciprocal offset of R$404,889 (monetarily adjusted through February 2004), of which R$299,369 of the corresponding amounts receivable and due by the end of 2004 were settled up to March 31, 2005. The remaining obligation, of R$ 203,537, will be payable in monthly installments from May 2005 through May 2009, subject to monthly monetary adjustment at the Expanded Consumer Price Index – IPCA/IBGE, plus interests of 0.5%, of which R$156,893 (R$ 262,413 less JSCP in the amount of R$ 105,520) are recorded in long term assets and R$ 46,644 in current assets.

Management continues to believe that the amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable.

(b) Cash

The Company’s balance of cash and financial investments acounts with financial institutions controlled by the State Government was R$ 244,993 at March 31, 2005 (R$ 72,777 at December 31, 2004). The financial income from such investments was R$ 3,638 and R$ 6,838, in the periods ended on March 31, 2005 and 2004, respectively.

(c) Agreement for use of reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo Government. The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding their operating costs.

The Company has the right to draw water and exploit the reservoirs for a period of 30 years, counted as from 1997.

6. PROPERTY, PLANT AND EQUIPMENT

	Mar/05			Dec/04

		Accumulated
	Cost	Depreciation	Net	Net

In use
Water system
Land	932,859	-	932,859	932,233
Buildings	2,617,549	(1,231,396)	1,386,153	1,412,014
Connections	783,035	(296,689)	486,346	490,206
Water meters	263,255	(129,802)	133,453	134,644
Networks	3,201,997	(879,269)	2,322,728	2,331,990
Equipment	247,055	(143,479)	103,576	105,947
Others	477,825	(192,200)	285,625	283,046

Subtotal	8,523,575	(2,872,835)	5,650,740	5,690,080

Sewage system
Land	350,195	-	350,195	349,553
Buildings	1,434,587	(471,028)	963,559	976,867
Connections	829,522	(296,281)	533,241	536,348
Networks	4,574,153	(961,496)	3,612,657	3,615,156
Equipment	487,601	(315,976)	171,625	181,455
Others	13,612	(1,478)	12,134	11,530

Subtotal	7,689,670	(2,046,259)	5,643,411	5,670,909

General use
Land	102,868	-	102,868	102,868
Buildings	119,987	(61,305)	58,682	59,372
Transportation equipment	131,754	(117,062)	14,692	15,386
Furniture, fixtures and equipment	298,901	(162,990)	135,911	126,300
Free lease land	25,312	-	25,312	25,312
Free lease assets	9,618	(3,027)	6,591	6,591

Subtotal	688,440	(344,384)	344,056	335,829

Subtotal in use	16,901,685	(5,263,478)	11,638,207	11,696,818

Construction in progress
Water system	567,408	-	567,408	561,878
Sewage system	1,270,235	-	1,270,235	1,245,036
Others	19,393	-	19,393	19,804

Subtotal construction in progress	1,857,036	-	1,857,036	1,826,718

Intangible assets	578,963	(65,735)	513,228	517,386

Total	19,337,684	(5,329,213)	14,008,471	14,040,922

a) Depreciation:

Depreciation is calculated at the following annual rates: buildings - 4%; networks – 2%; equipment – 10%; water meters – 10%; transportation equipment – 20%; computer equipment – 20%; building connections – 5%, and furniture, fixtures and equipment – 10%.

Amortization of intangible assets is effected during the term of the concession agreements entered into with the municipalities served by the Company.

b) Construction in progress

The estimated disbursement as from April 2005, up to 2010, relating to the works already contracted, is approximately R$ 895,000 (not reviewed by the independent auditors).

c) Disposals of property, plant and equipment

For the first quarter of 2005, the Company wrote-off property, plant and equipment in the amount of R$ 884 (2004 – R$ 3,142, resulting in a total loss of R$ 2,966), related to the group of properties in use, due to obsolescence, theft or disposal.

d) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems, the Company was forced to expropriate or establish rights of way over third-party properties, in conformity with the relevant legislation. The owners of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the second quarter of 2005 , without a date set for the actual disbursement, are estimated to be approximately R$ 279,900 (not reviewed by the independent auditors), which will be paid out of Company funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. The amount referring to expropriations in the first quarter of 2005 was R$ 407 (2004 – R$ 325).

e) Tax effects on assets revaluation

Property, plant and equipment were revaluated in 1990 and 1991 and have been depreciated at annual rates wich take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that generally do not exceed the original depreciable lives.

As permitted by CVM Instruction 197/93, the Company did not post a provision for the tax effects (deferred taxes) on the revaluation surplus of property, plant and equipment carried out in 1990 and 1991. Had this effect been accounted for, the amount unrealized up to March 31, 2005 would be R$ 483,909 (Mar/2004 – R$ 519,201). In the period from January to March 2005, the realized revaluation reserve was R$ 22,306 (January to March 2004 – R$ 23,006).

f) Intangible assets

As from 1998, negotiations relating to new concessions were carried out based on the economic-financial results of the relevant business, as established on appraisal reports issued by independent experts.

The amount provided for in the respective contract, after the transaction is closed with the municipal government and carried out either through subscription of shares in the Company or in cash, is posted to the intangible assets account and amortized over the related concession period.

7. LOANS AND FINANCING

(i) Outstanding loans and financing

		Mar/05			Dec/04

	Short	Long	Total	Short	Long	Total	Final	Annual	Monet,
	Term	Term		Term	Term		Maturity	Interest Rate	Adjust.	Guarantees

Domestic

Fed.Government										State
/ Banco do Brasil	178,106	2,125,855	2,303,961	173,539	2,161,423	2,334,962	2014	8.5%	UPR	Government

Debentures – 4th
issue	100,001	74,998	174,999	100,001	99,998	199,999	2006	CDI + 1.2%	-	-

Debentures – 5th								CDI + 2%
issue	149,052	298,105	447,157	148,377	296,754	445,131	2007	and 12.7%	IGP-M	-

Debentures – 6th							2007 to	CDI+1.75
issue	-	615,510	615,510	-	609,693	609,693	2010	and 11%	IGP-M	-

Debentures – 7th							2009 and	CDI+1.5%
issue	-	300,812	300,812	-	-	-	2010	and 10.8%	IGP-M	-

CEF	41,030	450,417	491,447	40,042	457,938	497,980	2007 to 2020	5 % to 9.5%	UPR	Own funds

BNDES	10,177	169,161	179,338	5,443	172,343	177,786	2013	3% + TJLP	-	Own funds
							2009 and
Others	2,366	24,748	27,114	2,348	24,910	27,258	2011	12% / CDI	UPR	-
Interests and
charges	86,414	-	86,414	76,950	-	76,950

Domestic Total	567,146	4,059,606	4,626,752	546,700	3,823,059	4,369,759

Foreign
									Currency
IRDB									basket
US$ 11,754 thou	12,142	18,214	30,356	12,480	18,720	31,200	2007	4.11%	var.+ US$	Fed. Gov.
Soc.Génerale
EUR 1,932 thou	3,159	3,528	6,687	3,303	3,691	6,994	2006	4.9%	EUR	Fed. Gov.
									Currency
BID									basket
US$457,799 thou	109,430	1,119,969	1,229,399	104,048	1,111,133	1,215,181	2007 to 2025	3 % to 7.7%	var.+ US$	Fed. Gov.
Euro Bônus							2005 and
US$500.000 thou	733,205	599,895	1,333,100	729,960	597,240	1,327,200	2008	10% and 12%	US$	-

Deutsche Bank
Luxembourg
US$ 20,000 thou	53,324	-	53,324	53,088	-	53,088	2005	11.125%	US$	-

Interests and
charges	53,947	-	53,947	47,231	-	47,231

Foreign Total	965,207	1,741,606	2,706,813	950,110	1,730,784	2,680,894

Total	1,532,353	5,801,212	7,333,565	1,496,810	5,553,843	7,050,653

At March 31, 2005 the Company did not record any balances for short term loans and financing.
Exchange rate on March 31, 2005: US$ 2.6662; EUR 3.46033
UPR: Standard Reference Unit	TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION:: Amount referring to IDB and IRDB account unit	EUR: Euro
CDI: Interbank Deposit Certificate	IGP-M: General Market Prices Index

(ii) 7th Issue of Debentures

On September 17, 2004, the Company registered a securities program with the CVM by which it shall be able to offer government bonds, including non-convertible debentures and commercial papers, up to a total amount of R$1,500,000 throughout the next two years. As part of such program, on March 01, 2005 the Company issued 300,000 debentures in the face value of R$1 each, totaling R$300,000. The date of the financial settlement of the transaction was March 14, 2005

The debentures were placed on the market as follows:

				Interest
	Amount	Adjustment	Interests	Payment	Amortization	Maturity Date
1st series	200,000	-	CDI + 1.5%p.a.	Semiannual	Bullet payment	Mar/2009
2nd series	100,000	IGP-M	10.80%	Annual	Bullet payment	Mar/2010

The raised amount was used for final settlement of the 4th and 5th issues of debentures and for payment of other loan installments.

The amount already used for the securities program was R$ 900,000, of which R$ 600,000 refer to the 6th issue of debentures and R$ 300,000 correspond to the 7th issue of debentures.

Financial Covenants:

  Adjusted current ratio over 1.0; current assets divided by current liabilities, excluding from the current liabilities the short term portion of the long term debts undertaken by the Company.

  EBITDA/Financial Expenses equal to or less than 1.5.

  Non-compliance with these obligations will not be evidenced unless if recorded in its quarterly financial statements, for at least two consecutive quarters, or for two non-consecutive quarters within a period of twelve months.

(iii) Repayment of loans and financing

The total amount of debts payable up to the end of the year is R$ 1,418,813, of which the North-American Dollar- and Euro-indexed amount of R$ 940,190 and the amount of R$ 478,623 refer to outstanding interests and principal of loans in Brazilian reais.

INSTITUTION	Apr-Dec	2006	2007	2008	2009	2010	As from	TOTAL
	2005						2011

DOMESTIC
Federal Gov./Banco do Brasil	132,155	189,793	206,578	224,846	244,730	266,373	1,039,486	2,303,961
Caixa Econômica Federal - CEF	28,961	41,409	44,846	48,307	51,236	55,000	221,688	491,447
Debentures	224,053	249,050	380,866	-	396,198	288,311	-	1,538,478
BNDES	5,401	24,036	25,680	25,680	25,680	25,680	47,181	179,338
Other	1,639	3,957	4,548	4,548	4,374	4,199	3,849	27,114
Interests and Charges	86,414	-	-	-	-	-	-	86,414

Domestic Total	478,623	508,245	662,518	303,381	722,218	639,563	1,312,204	4,626,752

INSTITUTION	Apr-Dec	2006	2007	2008	2009	2010	As from	TOTAL
	2005						2011

FOREIGN
IRDB	12,142	12,142	6,072	-	-	-	-	30,356
Société Génerale	3,159	3,528	-	-	-	-	-	6,687
BID	84,413	116,504	116,504	80,619	80,619	80,619	670,121	1,229,399
Euro Bonus	733,205	-	-	599,895	-	-	-	1,333,100
Deutsche Bank Luxembourg	53,324	-	-	-	-	-	-	53,324
Interests and Charges	53,947	-	-	-	-	-	-	53,947

Foreign Total	940,190	132,174	122,576	680,514	80,619	80,619	670,121	2,706,813

Total	1,418,813	640,419	785,094	983,895	802,837	720,182	1,982,325	7,333,565

(iv) Short-term debt structuring

One of the Company’s main goals is to reduce its foreign currency debt exposure, seeking to minimize costs and volatility over its income.

The Company has been seeking alternatives for rolling-over debts maturing in 2005, in the light of change of balance between domestic and foreign currency. In addition, other financial liabilities maturing in 2005 shall be honored out of its own funds.

8. TAXES AND CONTRIBUTIONS

(a) Balance sheet accounts

	Mar/05	Dec/04

In current assets (i)
Deferred income tax	5,703	5,625
Deferred social contribution	24,618	24,590

	30,321	30,215

In long term assets (ii)
Deferred income tax	185,293	172,653
Deferred social contribution	82,219	84,618

	267,512	257,271

In current liabilities (iii)
Income tax	15,031	21,162
Social Contribution	3,910	7,080
Deferred PASEP	22,011	22,217
Deferred COFINS	48,734	49,685

	89,686	100,144

In long term liabilities (iv)
Deferred income tax	67,802	69,731
Deferred social contribution	19,899	20,593
Deferred PASEP	13,171	12,539
Deferred COFINS	30,099	27,192

	130,971	130,055

	1Q/05	1Q/04

For the year
Income tax	(62,469)	(44,474)
Deferred income tax	12,400	4,889

	(50,069)	(39,585)

For the year
Social contribution	(16,120)	(11,479)
Deferred social contribution	(3,953)	(3,160)

	(20,073)	(14,639)

(b) Deferred taxes

(i) In current assets

Mainly calculated on temporary differences in the amount of R$ 22,812 (Dec/2004 – R$ 22,501). The negative tax basis of the accrued social contribution at March 31, 2005 is R$ 250,719 (Dec/2004 – R$ 250,719).

(ii) In long-term receivables

Mainly calculated on temporary differences in the amount of R$ 741,173 (Dec/2004 – R$ 690,613) for income tax and R$ 756,076 (Dec/2004 – R$ 705,969) for social contribution.

The Company has requested to fully deduct the negative tax basis of the social contribution and tax losses, without application of the 30% limit set forth in Law 8981/95; however, the portion deducted in the period considered the rate defined in the referred Law. The negative tax basis for the accrued social contribution at March 31, 2005 is R$ 157,471 (Dec/2004 – R$ 234,231).

In conformity with CVM Deliberation 273/98 and CVM Instruction 371/02, the realization of credits arising out of the tax basis for social contribution and temporary differences has been evidenced, based on budget projections, which are estimated to occur until the end of 2006, as follows:

Year	Realization - %

2005	51.7
2006	48.3

Total	100

(iii) In current liabilities

Substantially calculated on sales to public agencies, with taxes being deducted upon receipt of the invoices.

(iv) In long-term liabilities

- Income tax and social contribution

Mainly calculated on temporary differences in the amount of R$ 271,208 (Dec/2004 – R$ 278,923) for income tax and R$ 221,102 (Dec/2004 – R$ 228,817) for social contribution.

- PASEP AND CONFINS

Substantially calculated on sales to public agencies, with taxes being deducted upon receipt of the invoices.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expense in the financial statements is reconciled from the nominal rates provided by Law, as shown below:

	1Q/05	1Q/04

Profit before taxes	230,292	178,491
Nominal rate	34%	34%

Expense at nominal rate	(78,299)	(60,687)
Permanent differences:
Revaluation reserve realization	(7,584)	(7,822)
Interest on own capital	12,988	13,362
Other differences	2,753	923

Income tax and social contribution	(70,142)	(54,224)

Current income tax and social contribution	78,589	55,953
Deferred	8,447	1,729

Actual rate	30%	30%

9. PAES – Special Payment into Installments

The Company filed a Request for Special Payment into Installments – “PAES”, on July 15, 2003, as provided for by Law no. 10.684, of May 30, 2003, which request includes COFINS and PASEP debts involved in a lawsuit brought against the enforcement of Law no. 9718/98 as well as the outstanding balance of the Tax Recovery Program – “REFIS”, in the mount of R$316,953. The debt shall be paid in 120 months, added by interests at the TJLP rate, the amount thereof being subject to homologation by the Federal Revenue Service.

The amount paid since the request for the PAES program was filed, from July 2003 up to March 2005, was R$ 60,325, with provisions for payment of charges having been booked in the amount of R$ 49,316.

The assets listed under the REFIS program, in the amount of R$ 249,034, remain as collateral in the PAES program.

10. PROVISIONS FOR CONTINGENCIES

(a) In current liabilities

The Company has booked the amount of R$ 30,684 (Dec/2004 – R$ 30,373) in the current liabilities, under the item “Provisions”, referring to lawsuits in progress, for which a judgment has been rendered and is currently executed.

(i) Customers – these refer to claims filed by customers seeking tariff parity.

(ii) Finsocial – On July 1991 an Ordinary Annulment and Declaratory Action was filed by SABESP, through proceedings no. 91.0663460 -5, requesting Finsocial debts to be declared null and void and SABESP’s obligation to contribute to Finsocial to be declared extinguished.

Deposits were effected in court, with application of a 2% rate, for the period from April 1991 up to April 1992. On August 30, 1994, authorization was granted for releasing 75% of such deposits, and the remaining 25% thereof, to which a 0.5% rate was applied, remained as court deposit and a provision was booked for such purpose.

Upon the acknowledgement, by the STF – Federal Supreme Court, of the constitutionality of assessment of Finsocial on the gross revenue of exclusively service providers, which judgment, in the understanding of our legal counsels, has its effects over the discussion on the merits by SABESP, the Company, on July 26, 2002, discharged the amount of R$ 57,016, corresponding to 1.5% of the total amount due, and requested the conversion into income of the 0.5% kept as court deposit on the Federal Revenue Service’s behalf, thus dismissing the lawsuit referring to proceedings no. 91.0663460 -5.

(b) In long-term liabilities

The Company, based on an analysis with its legal advisors, recorded a provision for contingencies in the amount of R$ 491,256 (Dec/2004 – R$ 460,231), considered sufficient to meet probable losses on legal actions.

(i) Civil claims – These refer to claims for material damages, pain and suffering and loss of profits caused to third parties, being currently processed in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(ii) Contractors – these refer to actions filed by construction companies alleging underpayment of monetary adjustments, withholding of amounts related to disregard of effects of the Real Plan and economic-financial unbalance of the contract. These actions are currently processed at lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iii) Customers – these refer to actions filed by commercial customers claiming tariff parity, and consequently, refund of amounts collected by the Company. Decisions to date have been both favorable and unfavorable to the Company in lower and/or appellate courts, with provisions having been duly booked for those classified as probable loss.

(iv) Environmental claims – these refer to several administrative proceedings brought by public agencies, including Companhia de Tecnologia de Saneamento Ambiental – CETESB, seeking the imposition of fine for environmental damages purportedly caused by the Company.

(v) Labor claims – the Company is defending several labor claims, referring to overtime, health hazard and risk, prior dismissal notice, job diversion, salary parity and others, most of the amounts involved being under provisional or definite execution, at lower and/or appellate courts, thus being classified as of probable loss and, consequently, duly provisioned.

(c) Lawsuits classified as possible loss

The Company is a defendant in lawsuits and administrative proceedings relating to environmental, tax, civil and labor issues, which are deemed by our legal advisors to be possible losses and which are not provisioned in the Company’s accounts. The aggregate amount referring to such proceedings is of approximately R$ 1,204,286 at March 31, 2005 (Dec/2004 – R$ 1,146,800)

(d) Tax proceedings

In December 2002 a São Paulo municipality law was enacted which revoked the Company’s status as tax-exempted. SABESP then filed a petition for writ of mandamus against the enforcement of such law that might subject the Company to payment of the tax on services. The preliminary injunction was granted and upheld after an appeal was filed by the plaintiff. However, in May 2005 a judgment was rendered by a lower court denying the writ of mandamus to SABESP. On May 10, 2005, the Company filed a motion for clarification of judgment and intends to file an appeal against such decision to the maximum extent permitted by law. No provision has been booked for a possible loss of its status as exempted from local taxes on services, since the case was considered by the Company’s counsel as possible loss.

11. PENSION AND HEALTH BENEFIT PLANS

The Company is the sponsor of Fundação Sabesp de Seguridade Social – SABESPREV, an entity organized in August 1990 with the main purpose of managing Sabesp’s employees complementary pension and health benefit plans.

The monthly contributions to the defined benefit pension plan amount to 2.10% by the Company and 2.19% by participants.

The contributions made by participants, as mentioned above, represent an average amount, once the deduction from the payroll depends on salary levels, between 1% and 8.5% .

The health benefit program, made up by optional health plans of free choice, is also funded by contributions by the sponsor and participating employees, which in the year were as follows:

.. Company: 6.21% on average of the payroll;
.. Participating employees: 3.21% of base salary and bonus, corresponding to 2.25% of the gross payroll, on average.

12. BENEFITS TO EMPLOYEES

In order to meet the provisions in CVM Deliberation no. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

At December 31, 2004, based on an independent actuary report, SABESP had a net actuarial liability of R$ 328,605, representing the difference between the present value of the Company’s liability to the participating employees, retired employees, and pensioners, and the fair value of the plan assets.

The Company chose to recognize the liability over a five-year period as from 2002. The Actuarial Liabilities at March 31, 2005, in the amount of R$ 235,963 (Dec/2004 – R$ 222,176), is recorded in Long-Term Liabilities.

In 2005 the estimated expense is R$ 65,705. Expenses were recorded from January to March 2005, as shown below:

	1Q/05	1Q/04

Repassed to Sabesprev	3,338	3,291
Actuarial liability recorded	13,787	19,109

Total recorded	17,125	22,400

The amount referring to past service cost is recorded as “extraordinary item”, net of the related taxes.

13. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2004 to June 2005, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2004, the Company paid in advance 20,717, equivalent to 50% of one month’s payroll; a provision in the amount of R$ 10,771 was booked for the quarter period, which is recorded in current liabilities, with the supplementary payment to be made by the end of August 2005.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The calculation to determine the market value of these financial instruments is made annually by the Company’s Management.

(b) Concentration of credit risk

A significant portion of sales is made to a broad customer base. Credit risk is mitigated due to the large portfolio and the control procedures, which monitor this risk.

The allowance for possible loan losses is sufficient to cover realization losses.

(c) Foreign currency

Transactions in foreign currency consist of borrowings for specific works of improvement and expansion of the Company’s water supply and sewage collection and treatment services.

15. OPERATING COSTS AND EXPENSES

	1Q/05	1Q/04

1. Cost of sales and services
Salaries and payroll charges	195,681	193,879
General supplies	21,633	17,945
Treatment supplies	31,033	27,355
Outsourced services	62,501	54,263
Electric power	97,423	96,385
General expenses	7,824	7,626
Depreciation and amortization	141,210	138,955

	557,305	536,408
2.Selling Expenses
Salaries and payroll charges	33,114	32,646
General supplies	1,677	1,544
Outsourced services	19,750	14,035
Electric power	227	200
General expenses	11,604	10,431
Depreciation and amortization	777	620
Write-off of receivables	45,862	39,530

	113,011	99,006
3. General and Administrative Expenses
Salaries and payroll charges	25,279	26,785
General supplies	928	761
Outsourced services	19,385	20,654
Electric power	303	202
General expenses	18,784	11,102
Depreciation and amortization	3,473	3,928
Tax expenses	6,412	6,755

	74,564	70,187
4. Costs, selling, gen. & administrative expenses (1+2+3)
Salaries and payroll charges	254,074	253,310
General supplies	24,238	20,250
Treatment supplies	31,033	27,355
Outsourced services	101,636	88,952
Electric power	97,953	96,787
General expenses	38,212	29,159
Depreciation and amortization	145,460	143,503
Tax expenses	6,412	6,755
Write-off of receivables	45,862	39,530

	744,880	705,601
5. Financial Expenses
Interests on Domestic Loans and Financing	115,902	111,060
Interests on Foreign Loans and Financing	48,465	56,742
Interests on net equity	38,200	39,302
Interests on net equity (reversal)	(38,200)	(39,302)
Other financing expenses	1,807	82
Income tax on foreign remittances	2,785	6,021
Other financial expenses	9,278	8,046
Monetary variations on loans and financing	22,404	13,466
Foreign exchange variations on loans and financing	(11,303)	17,634
Other monetary/foreign exchange variations	492	1,349
Provisions	17,672	13,807

	207,502	228,207
6. Financial Income
Monetary variations	9,135	11,739
Financial investment income	3,638	6,838
Interests	11,750	6,049

Total financial income	24,523	24,626

COFINS/PASEP	-	(1,954)
COFINS/PASEP Credit	-	2,719

	-	765

Total Net Financial Income	24,523	25,391

Net Financial Expenses	182,979	202,816

16. COMPENSATION FOR CONCESSION TERMINATION

The Municipalities of Diadema and Mauá terminated the concessions of water supply and sewage collection at the beginning of 1995.

In December 1996, SABESP filed claims to seek payment of amounts owed by the municipality of Diadema. The lower court judge rendered an unfavorable decision to SABESP, against which an appeal was filed on November 2000. No decision had been rendered for the appeal up to March 2005. This claim was followed by several other related legal procedures, which are currently pending decision.

The residual net book value of property, plant and equipment relating to the Municipality of Diadema, written-off in December 1996, amounted to R$ 75,231, and the claim balance and other receivables from the municipality amounting to R$ 62,876 are recorded under long-term receivables in “Compensation for concession termination”.

SABESP executed a memorandum of intent with the municipality of Mauá when the concession was terminated, through which Mauá agreed to pay the amounts owed to the Company for the reversal of the water and sewage systems. However, the Mauá City Hall has never paid any amount whatsoever. SABESP filed a collection proceeding in December 1996 against Mauá. By way of indemnity, the judgment rendered in 2004 sentenced Mauá City Hall and SAMA to pay the amount of R$ 153.2 million, duly adjusted in accordance with the practical table of the São Paulo State Justice Court, as from March 2000, added by interests since the service of process, legal costs and expenses and 20% attorneys’ fees. This award was converted into judgment, subject to double jurisdiction. An appeal was filed by Mauá City Hall and SAMA and SABESP has recently filed its counterarguments against the appeal.

The residual value of property, plant and equipment relating to the Municipality of Mauá, written off in fiscal year 1999, amounted to R$ 103,763, and the claim balance, in the amount of R$ 85,918, is recorded in long term assets, under “Compensation for concession termination.”

Both claims are pending court decision, and the legal advisor conducting the litigation considers that (a) a favorable outcome for the Company in the Mauá lawsuit is probable, and (b) a favorable outcome for the Company in Diadema lawsuit is possible.

17. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$ 4,100,000, corresponding to 40,000,000,000 book-entry common shares with no par value.

(b) Subscribed and paid-up capital

The subscribed and paid-up capital comprises 28,479,577,827 common registered shares, with no par value, distributed as follows:

	Mar/05		Dec/04

Shareholders	Number	%	Number	%

State Department of Finance	14,313,511,872	50.258862	14,313,511,872	50.258862
Shares in Custody with Stock Exchanges	14,139,059,150	49.646309	14,138,938,435	49.645885
Others	27,006,805	0.094829	27,127,520	0.095253

	28,479,577,827	100	28,479,577,827	100

(c) Remuneration of shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the net profit, calculated in conformity with Brazilian Corporate Law.

The interests stated in 2004, in the net amount of R$ 144,042, will be paid until June 29, 2005.

The interests stated on April 28, 2005, in the amount of R$ 38,200, will be paid within 60 days after the 2006 AGO (Annual Meeting of Shareholders), net of IRRF (Withheld Income Tax).

(d) Capital reserve

This comprises tax incentives and donations from government agencies.

(e) Revaluation reserve

As permitted by CVM Instruction 197/93, the Company chose not to record the income tax and social contribution on the revaluation reserve of property, plant and equipment recorded up to 1991.

The revaluation reserve is charged against “Retained earnings” in proportion to the depreciation and writing-off of the respective assets.

(f) Changes in retained earnings

	Mar/05	Dec/04

Prior balance	-	-
Realization of revaluation reserve	22,306	104,500
Net income for the period	151,370	513,028
Legal reserve	-	(25,651)
Interest on own capital	(38,200)	(152,935)
Reserve for investments	-	(438,942)

Current balance	135,476	-

18. CASH FLOW

In order to provide improved information to the market, and abiding by the New Market regulation, the Company is also presenting statements of cash flow, prepared in accordance with IBRACON NPC-20 Standard.

Description	1Q/05	1Q/04

Cash flow from operating activities
Net income for the period	151,370	115,486
Adjustments to reconcile net income:
Deferred taxes and contributions	(10,588)	594
Provisions for contingencies	31,336	25,366
Social security contributions	17,125	22,400
Property, plant & equipment received as donation (Private Sector)	-	(301)
Loss on disposal of property, plant and equipment	884	2,966
Depreciation	138,614	135,202
Amortization	6,846	8,301
Interests on loans and financing payable	167,152	173,955
Foreign exchange and indexation charges on loans and financing	11,100	31,100
Monetary variation on interest on net equity	715	1,104
Interests and monetary variations in liabilities	6,503	7,460
Interests and monetary variations in assets	(6,397)	-
Allowance for doubtful accounts	45,862	39,530

	560,522	563,163

(Increase) decrease in assets:
Accounts receivable from customers	(113,041)	(46,396)
Accounts receivable from shareholders	12,813	(61,342)
Inventories	5,064	1,156
Other accounts receivable	(13,874)	(16,436)
Accounts receivable from customers – long term	(33,857)	(10,706)
Accounts receivable – GESP	(55,314)	(28,322)
Court deposits	21	75
Other long-term accounts receivable	(895)	(801)

	(199,083)	(162,772)

Increase (decrease) in liabilities:
Accounts payable to suppliers	(15,679)	(25,498)
Salaries and payroll charges payable	24,930	6,090
Taxes and contributions payable	(13,138)	(29,573)
Other accounts payable	(852)	14,929
Pension fund	(3,338)	(3,291)
Other long-term accounts payable	1,127	4,708

	(6,950)	(32,635)

Net cash provided by operating activities	354,489	367,756

Cash flow from investment activities:
Purchases of property, plant and equipment	(101,131)	(169,386)
Sales of property, plant and equipment	-	176
Increase in deferred assets	(25)	(68)

Net cash used in investment activities	(101,156)	(169,278)

Cash from financing activities:
Loans and financing – long term:
Issuances	347,571	51,893
Repayments	(251,712)	(298,488)

Interests on net equity:
Interests on net equity paid	(2,527)	(1,389)

Net cash used in financing activities	93,332	(247,984)

Increase (reduction) in cash and cash equivalents	346,665	(49,506)

Cash and cash equivalents in the beginning of the period	105,557	281,013

Cash and cash equivalents in the end of the period	452,222	231,507

Supplementary information:
Interests and charges paid on loans and financing	157,047	165,853
Capitalization of interests and financial charges	8,799	6,188
Income tax and social contribution paid	52,631	67,710
Property, plant & equipment received as donation and/or paid in shares	2,006	316
Cofins and Pasep paid	83,901	52,744
Settlement of accounts	(715)	-

19. SUBSEQUENT EVENTS

The latest rescheduling of the 5th issue of debentures occurred on April 01, 2005, at which time the new conditions for the next remuneration period were determined, as follows:

Interests

1st series	CDI + 1.10% per year
2nd series	10.65% per year

05.01 - COMMENTS ON COMPANY’S PERFORMANCE IN THE QUARTER PERIOD

1. SABESP reports growth of 6.6% in the net revenue, and 6.5% in the EBITDA

(R$ million)

Financial Highlights	1Q04	1Q05	Change

Net Operating Revenue	1,087.4	1,158.7	6.6%
EBIT (Earnings Before Interests and Taxes)	381.8	413.8	8.4%
EBITDA (*)	525.3	559.3	6.5%
EBITDA Margin	48.3%	48.3%	-
Net Income	115.5	151.4	31.1%

(*)	Earnings before interests, taxes, depreciation and amortization

SABESP recorded net operating revenue of R$ 1,158.7 million, with EBITDA of R$ 559.3 million in the 1Q05. The final result for the period, a profit of R$ 151.4 million, was mainly due to the 9.9% increase in the gross operating revenue.

2. Gross operating revenue – 6.6% growth

The net operating revenue recorded an increase of R$ 71.3 million, or 6.6%, which is a result of the 6.8% tariff adjustment as from August 29, 2004. However, such increase was minimized by the changes occurred in the COFINS-PASEP legislation.

The revenue was also influenced by the 4.1% increase in water consumption and sewage services, which also contributed to the growth in the operating revenue, since part of the consumers migrated to consumption levels with a higher tariff.

The charts below show volumes of water and sewage services billed to the retail market broken down by user category and region in the first quarters of 2004 and 2005:

VOLUME OF WATER AND SEWAGE SERVICES BILLED*** TO RETAIL AND WHOLESALE MARKET - million m3
Category	Water		Change %	Sewage		Change %	Water + Sewage		Change %
	1Q04**	1Q05		1Q04**	1Q05		1Q04**	1Q05
Residential	305.8	318.1	4.0	234.4	247.2	5.5	540.2	565.3	4.6
Commercial	35.4	35.5	0.3	31.1	32.0	2.9	66.5	67.5	1.5
Industrial	7.5	8.0	6.7	7.6	7.7	1.3	15.1	15.7	4.0
Public	10.8	10.6	(1.9)	8.5	8.3	(2.4)	19.3	18.9	(2.1)
Total retail	359.5	372.2	3.5	281.6	295.2	4.8	641.1	667.4	4.1
Total wholesale	63.1	63.6	0.8				63.1	63.6	0.8
General Total	422.6	435.8	3.1	281.6	295.2	4.8	704.2	731.0	3.8

VOLUME OF WATER AND SEWAGE SERVICES BILLED*** TO RETAIL AND WHOLESALE MARKET - million m3
Region	Water		Change %	Sewage		Change %	Water + Sewage		Change %
	1Q04**	1Q05		1Q04**	1Q05		1Q04**	1Q05
Metropolitan	235.6	243.6	3.4	188.4	197.2	4.7	424.0	440.8	4.0
Regional Systems*	123.9	128.6	3.8	93.2	98.0	5.2	217.1	226.6	4.4
Total retail	359.5	372.2	3.5	281.6	295.2	4.8	641.1	667.4	4.1
Total wholesale	63.1	63.6	0.8				63.1	63.6	0.8
General Total	422.6	435.8	3.1	281.6	295.2	4.8	704.2	731.0	3.8

(*) Comprising Coastal and Interior regions
(**) 1Q04 figures differ from those informed in prior disclosures due to adjustments effected by category
(***) Information not reviewed by the independent auditors

3. Costs, Administrative and Selling Expenses

Costs, administrative and selling expenses increased by R$ 39.3 million or 5.6% .

Following are the main changes:

			(R$ million)

	1Q04	1Q05	Difference	%

Salaries and Payroll Charges	253.3	254.1	0.8	0.3
General Supplies	20.2	24.2	4.0	19.8
Treatment Supplies	27.4	31.0	3.6	13.1
Outsourced Services	88.9	101.6	12.7	14.3
Electric Power	96.8	98.0	1.2	1.2
General Expenses	29.2	38.2	9.0	30.8
Depreciation and Amortization	143.5	145.5	2.0	1.4
Credits Write-off	39.5	45.9	6.4	16.2
Tax Expenses	6.8	6.4	(0.4)	(5.9)

Costs, Administrative and Selling Expenses	705.6	744.9	39.3	5.6

3.1. Salaries and Payroll Charges

These reported a 0.3% increase of R$ 0.8 million. Such increase is mainly due to the 4.2% salary, benefits and charges increase, as from May 2004, as a result of the collective labor agreement, which was partially offset by the Stimulated Resignation Program – PDI.

3.2. General Supplies

These reported a R$ 4.0 million or 19.8% increase, mainly due to supplies used for maintenance of residential water connections in the amount of R$ 1.2 million, maintenance of systems in the amount of R$ 1.0 million and fuels and lubricating oils for the Company’s vehicles, in the amount of R$ 0.5 million.

3.3. Treatment Supplies

These posted a R$ 3.6 million or 13.1% increase, caused by variation in the following materials: activated carbon, in the amount of R$ 1.0 million, chlorine in the amount of R$ 0.9 million, copper sulphate in the amount of R$ 0.6 million and net aluminum sulphate in the amount of R$ 1.3 million. These increases are due to water quality deterioration and, in the case of chlorine, to price adjustment.

3.4. Services

These recorded a R$ 12.7 million or 14.3% increase, mainly in technical professional services in the amount of R$ 10.1 million and water meter reading and delivery of water bills in the amount of R$ 1.9 million. The water distribution system maintenance program for the metropolitan region of São Paulo (Global Sourcing) contributed with R$ 8.0 million increase in expenses such as paving and pavement replacement and maintenance of household connections.
Such increase was partially offset by a reduction in publicity and advertising expenses in the amount of R$ 8.2 million (R$ 2.4 million in 2005 and R$ 10.7 million in 2004), having in consideration the reduction in expenses due to the change in the communication strategy of publicity campaigns for reasonable use of water.

3.5. Electric Power

This recorded a R$ 1.2 million or 1.2% increase, caused by the average growth of 17.5% in electric power tariffs. As far as electric power consumption is concerned, there was a 0.6% drop in the first quarter of 2005 (510,615 MWh) in relation to the same period of 2004 (513,970 MWh).
Some factors influenced over the proportion between the 1.2% financial percentile, with the average tariff adjustment calculated in 17.5%: (i) entry of Sabesp in the Free Electric Power Market, providing significant reductions in expenses (30.0% in some facilities), (ii) result of electric power savings provided by the Energy Efficiency Program, and (iii) improvement of performance towards better management of high voltage electric power contracts.

3.6. General Expenses

These increased by R$ 9.0 million or 30.8%, a result, mainly, of the provision for civil contingencies, in the amount of R$ 6.7 million (increase in the number of lawsuits) and allowance for losses in the amount of R$ 3.9 million.

3.7. Depreciation and Amortization

These recorded a R$ 2.0 million or 1.4% increase, resulting from transfers of works in progress to the operating property, plant and equipment in fiscal year 2004, in the amount of R$ 828.8 million.

3.8. Credit Write-off

This recorded a R$ 6.4 million or 16.2% increase, of which R$ 15.2 million were due to credits write-off and R$ 8.8 million were due recovery.

4. Financial Expenses and Inflation and Exchange Losses on Monetary Items

4.1 Financial Expenses

These recorded a R$ 0.2 million increase, as a result of:

  Interests on domestic loans and financing, with R$ 4.8 million increase, as a result of the increase in the CDI rate, as well as of the 7th issue of debentures;
  Interests on foreign loans and financing, with R$ 8.2 million decrease, explained by the decrease in the outstanding balance, due to the reduction in the North-American Dollar price in the compared quarter periods;
  Other financing expenses, with R$ 1.7 million increase, as a result of expenses with the renegotiation of the 5th issue of debentures;
  Income tax on foreign remittances, a R$ 3.2 million decrease;
  Provisions referring to financial contingencies with R$ 3.9 million increase, as a result of the estimates of of new lawsuits, the nature of which is related to interests and fine.

4.2 Inflation and Exchange Losses on Monetary Items

Inflation and exchange losses on monetary items decreased by R$ 20.9 million, due to the following factors:

  Exchange variations on loans and financings, changing from expenses of R$ 17.6 million in 2004 into revenue of R$ 11.3 million in 2005. Although the appreciation of the North-American Dollar in relation to Brazilian real has been 0.7% in 2004 and 0.4% in 2005, the IBD’s currency basket recorded an exchange loss in 2004;
  Monetary variations on loans and financings, with R$ 8.9 million increase, due to the TR (Reference Rate) adjustment and IGP-M index that were applied to domestic loans and financings, combined to the 7th issue of debentures.

5. Operating Highlights

As shown in the chart below, the Company has continued to expand its services.

Operating Highlights	1Q04	1Q05	Var. (%)

Water connections (1)	6,231	6,394	2.6
Sewage connections (1)	4,621	4,780	3.5
Population served with water supply (2)	22.0	22.4	1.8
Population connected to sewage collection networks(2)	17.9	18.2	1.7
Water volumes billed to the wholesale market (3)	63.1	63.6	0.8
Water volumes billed to the retail market (3)	359.5	372.2	3.5
Sewage service billings (3)	281.6	295.2	4.8
Number of employees	18,091	17,669	(2.3)
Operational productivity (4)	600	632	5.3

(1)	In 1,000 units at the end of the period
(2)	In million inhabitants at the end of the period (does not include wholesale supply).
(3)	In million m3
(4)	Number of water and sewage connections per employee

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	01
2 – ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	UN
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	5,881.01
14 – AMOUNT ISSUED (Thousand of reais)	176,430
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING SECURITIES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	06/15/2005

1 - ITEM	02
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	10,459.66
14 – AMOUNT ISSUED (Thousand of reais)	328,140
15 - DEBENTURES ISSUED (Units)	31,372
16 - OUTSTANDING SECURITIES (Units)	31,372
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	10/01/2003
22 – DATE OF NEXT EVENT	04/01/2005

1 - ITEM	03
2 – ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	17,413.24
14 – AMOUNT ISSUED (Thousand of reais)	150,241
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING SECURITIES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION	10/01/2003
22 – DATE OF NEXT EVENT	04/01/2005

1 - ITEM	04
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,015.97
14 – AMOUNT ISSUED (Thousand of reais)	235,515
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

1 - ITEM	05
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,106.16
14 – AMOUNT ISSUED (Thousand of reais)	208,253
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

1 - ITEM	06
2 – ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 – DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,106.16
14 – AMOUNT ISSUED (Thousand of reais)	199,020
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

1 - ITEM	07
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,015.77
14 – AMOUNT ISSUED (Thousand of reais)	203,154
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	09/01/2005

1 - ITEM	08
2 – ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 – DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,016.77
14 – AMOUNT ISSUED (Thousand of reais)	101,677
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST NEGOTIATION
22 – DATE OF NEXT EVENT	03/01/2006

16.01 – OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT

Supplementary Information

In order to improve the information provided to the market, the Company is presenting, as supplementary information, the financial statements in a constant purchasing power currency.

1. SUPPLEMENTARY INFORMATION IN “CONSTANT PURCHASING POWER CURRENCY”

(a) Monetary indexation

The monetary indexation of the operations relating to the permanent assets, shareholders’ equity, income statement accounts and ascertainment of profits and losses in monetary items was measured based on the variation of the Accounting Monetary Unit – UMC, taking for basis the variation of the General Market Prices Index – IGP-M in the 1st quarter, of 1.55% .

(b) Balance sheet accounts

Amounts related to monetary assets and liabilities presented in “constant purchasing power currency” are identical to those presented in accordance with the “corporate legislation”, except for accounts receivable from customers, accounts payable to suppliers and contractors, deferred income tax and social contribution in long-term liabilities, which are adjusted to reflect the purchasing power or currency realization at March 31, 2005, taking for basis the rate determined by the National Association of Investment Banks – ANBID.

Permanent assets and shareholders’ equity were adjusted based on the monthly variation of the UMC, updated by the IGP-M up to March 31, 2005.

(c) Income statement accounts

All the income statement accounts were indexed for inflation based on the variation of the UMC, as from the month when they were booked, adjusted in accordance with inflation gains and losses ascertained on the balances at the beginning and end of every month for monetary assets and liabilities, and which generated financial or nominal inflationary expenses and income, which were considered to reduce the respective income statement accounts to which they were attached.

(d) Deferred taxes and contributions

Deferred income tax and social contribution were calculated based on the rates of 15% plus additional 10% and 9%, respectively, on the surplus value of the properties and rights in the permanent assets generated by the result of their monetary adjustment, in conformity with the instructions of the CVM, as provided for in Communication no. 99/006 issued by the IBRACON – Brazilian Institute of Independent Accountants.

The amounts below are shown in constant purchasing power currency at March 31, 2005.

		In thousand R$
Balance Sheet	Nominal	Constant purchasing
	currency	power currency

Total assets	17,265,341	35,276,393

Current assets	1,711,142	1,707,765

Long-term assets	1,503,464	1,503,464

Permanent assets	14,050,735	32,065,164
Investments	5,100	6,352
Property, plant and equipment	14,008,471	31,986,302
Deferred assets	37,164	72,510

Total liabilities	17,265,341	35,276,393

Current liabilities	2,176,499	2,176,069

Long-term liabilities	7,022,078	12,339,074

Shareholders’ equity	8,066,764	20,761,250
Paid-up capital stock	3,403,688	9,156,147
Capital reserves	67,297	122,469
Revaluation reserves	2,596,914	7,047,110
Profit reserves	1,863,389	4,383,417
Retained earnings	135,476	52,107

		In thousand R$
	January to March 2005

Income statement	Nominal	Constant purchasing
	Currency	power currency

Net revenue from sales and services rendered	1,158,669	1,159,678
Cost of products sold and services rendered	(557,305)	(776,269)

Gross income	601,364	383,409
Selling expenses	(113,011)	(115,234)
Administrative expenses	(74,564)	(80,112)

Income before net financial expenses	413,789	188,063
Net financial expenses	(182,979)	(86,978)

Operating income	230,810	101,085
Non-operating income	(518)	(2,031)

Income before taxes and profit sharing	230,292	99,054
Provision for income tax and social contribution	(78,589)	(79,176)
Deferred income tax and social contribution	8,447	45,746
Extraordinary item net of income tax and social contribution	(8,780)	(8,873)

Income for the period	151,370	56,751

Profit per share	0.00532	0.00199

Conciliation of the income for the period and shareholders’ equity

	In thousand R$
Description	Income for the period	Shareholders’ equity

Corporate legislation	151,370	8,066,764

Monetary indexation
Of permanent assets	266,563	18,014,429
Of shareholders’ equity	(397,752)	-
Adjustment to present value - net	(734)	(2,947)

Reversal (provision) for taxes
Income tax	27,429	(3,909,556)
Social contribution	9,875	(1,407,440)

In constant purchasing power currency	56,751	20,761,250

2. EVOLUTION OF SHAREHOLDING BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 03/31/2004 to 03/31/2005

	Position as of 03/31/2004		New members	Changes in Common Shares	Left the Company	Position as of 03/31/2005
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	20,376,674,058	71.5		(6,063,162,186)***		14,313,511,872***	50.3
Directors	90,016		2		(2)	90,015*
Executive Officers	110,000			(110,000)**
Members of the Audit Committee
Other shareholders	8,102,703,753					14,165,975,940	49.7
Outstanding shares	8,102,903,753	28.5				14,166,065,940	49.7
Total shares	28,479,577,827	100.0	2	(6,063,272,186)	(2)	28,479,577,827	100.0

* The 15 shares currently held by the directors were assigned by the State of São Paulo Treasury Department and  shall be returned by them upon leaving the Board of Directors of Sabesp. The difference of 1 share in the period  stated is due to the withdrawal of one Director at the AGE (Special Meeting of Shareholders) held on 03/21/05. The  transfer of one share to the Director that took office at the AGE of 03/21/05 is being arranged, as well as the return of  the share that was held by the Director who left the Board of Directors of Sabesp.

** These shares have been sold
*** Difference arising out of secondary public distribution of shares.

3. SHAREHOLDING POSITION AS OF 03/31/2005

Shareholders holding more than 5% of the shares	Common Shares	%
State of São Paulo Treasury Department	14,313,511,872	50.3

Shareholders	Common Shares	%

CONTROLLING SHAREHOLDER	14,313,511,872	50.3

MANAGEMENT
Board of Directors	90,015
Board of Executive Officers	-
Statutory Audit Committee	-

TREASURY SHARES	-

OTHER SHAREHOLDERS	14,165,975,940	49.7

TOTAL	28,479,577,827	100.0

OUTSTANDING SHARES	14,166,065,940	49.7

17.01 – SPECIAL REVIEW REPORT – WITHOUT RESTRICTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico do Estado de
São Paulo - SABESP

Interim Financial Statements
For the Quarter Ended March 31, 2005
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.
We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of March 31, 2004, and the related statement of operations for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.
Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
The supplementary information for the quarter ended March 31, 2005, referring to the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5.
As mentioned in Note 5, the Company is negotiating with the State of São Paulo Government, the reimbursement of the amounts for supplementary retirement and pensions paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

6.
We had previously audited the balance sheet as of December 31, 2004, and reviewed the statements of operations for the quarter ended March 31, 2004, the supplementary information in constant purchasing power, and the statement of cash flows for said period, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified review report thereon, dated March 21, 2005 and May 12, 2004, respectively. In addition, our report, dated March 21, 2005, contains a comment similar to the one described in paragraph 5.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 13, 2005

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD-OFFICE	1
01	03	INVESTORS' RELATIONS OFFICER (Company's Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY'S DATA	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	2
01	10	INVESTORS' RELATIONS OFFICER	2
02	01	BALANCE SHEET - ASSETS	3
02	02	BALANCE SHEET - LIABILITIES	4
03	01	INCOME STATEMENT	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD	32
10	01	DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	36
16	01	OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT	44
17	01	SPECIAL REVIEW REPORT	48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 7, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.